Banco Bradesco S.A.
						Exhibit 7.1

Dividends per share	December 31,
	2013		2012		2011
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	2,134,044	1,943,864	2,039,145	1,855,853	1,958,222	1,782,188
Weighted average number of shares outstanding	2,096,606,848	2,100,738,519	2,098,472,511	2,100,833,147	2,097,504,111	2,099,843,709
Divdends per share	R$ 1.02	R$ 0.93	R$ 0.97	R$ 0.88	R$ 0.93	R$ 0.85